Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

The following is the transcript of an internal video blog for William Lyon Homes employees featuring Sheryl Palmer, Chairman, President and Chief Executive Officer of Taylor Morrison Home Corporation, recorded on January 2, 2020 and made available to William Lyon Homes employees on January 13, 2020:

Sheryl Palmer:
William Lyon Home team members, hi. I'm Sheryl Palmer and so delighted to be here with you today on what I call Shoes Off With Sheryl. It's a tradition we started at Taylor Morrison probably two, three years ago. The name comes from simply the fact that I don't really like my shoes, and I tend not to wear them in the office, but more with that later. But really what Shoes Off With Sheryl is intended to do is my opportunity to reach out to the organization as often as I can, because it's hard to be in the field as much as I'd like to be, and update the teams across the country on all the things that are happening in your organization, current event, big strategic initiatives, true tremendous happenings that are happening in our industry and our organization.

Sheryl Palmer:
So really what I wanted to do today with Shoes Off was just a few simple things. One, I hope you all had a tremendous holiday season. I hope you had some good time away, and with your family, and really took the time to enjoy, and took the time to get ready for what 2020 brings all of us. To kick off the new year. I got right back into my routine of making sure Squawk Box CNBC was on in the morning.

Squawk Box CNBC:	So you know what's going on here, Joe. People don't want to say good things, and this is the best number I've ever seen in my life.

Sheryl Palmer:
There was an analyst, an economist that was really talking about the future of home building, and to expect that 2020 will be the year of all years, that we're in such a good place with the way the consumer is feeling, the way they're feeling about their jobs. Incomes are starting to grow. We've been seeing that slightly for some time now. There's still no inventory on the ground, and it's expected to get even tighter than what we've seen so far. And generally the consumer is feeling really good. So the predictions for home building were that 2020 could be the best year we've seen in decades. It's pretty exciting news that we get to come together as a family much sooner. It's also a little scary, maybe even a little daunting as we lost six or seven weeks in our planning process. I'm sure it creates a little anxiety. It does for us, because we want to make sure day one is perfect. We want to make sure you have all the answers.

Sheryl Palmer:
So let's work hard together to make sure we have very open communication. We're going to continue to send you surveys. We need your real time feedback. We need everyone focused on the prize, on the opportunity of what these two companies together really mean. Given the quick timetable, we're probably going to trip up a couple times, so I am going to ask you guys again, and I think I did on the road for some grace. Don't be the one that's trying to find the problems. Work with me, work with our organization, work with your fellow team members to be part of the solution. Because when we get this done and we do this right, we're going to create something that's just never been done in this industry. And candidly, we're going to create something that can't be matched in our industry.

Sheryl Palmer:
So the next six or seven weeks are going to be very plentiful. We have a lot of activity. The integration teams are busy at work. Thank you guys so very much for all the work that's being done. We need to get you guys lots of answers and I promise you're going to see some each and every week from here on out. But once again, if you have any questions, make sure you ask them. Before I wrap up though, you guys finished a tremendous year with everything you had on your plate and all of this over your head. I have such respect for the way you guys finish this year. You finished strong. Great job, congratulations. Let's look at what we're going to do in 2020 together. Take care.

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON,

WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.